EXHIBIT 99.1

Brookfield Infrastructure Announces Closing of Indian Telecom Towers Transaction

BROOKFIELD, News, Aug. 31, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that it has completed the previously announced acquisition of a 100% stake in a telecom tower company in India from Reliance Industrial Investments and Holdings Limited, a wholly-owned subsidiary of Reliance Industries Limited (“RIL”). Brookfield and its institutional partners will be making an equity investment of approximately $3.4 billion, of which Brookfield Infrastructure will be investing $600 million.

Brookfield Infrastructure has acquired a high-quality portfolio of approximately 135,000 recently constructed communication towers that form the infrastructure backbone of Reliance Jio’s (“Jio”) telecom business. This portfolio provides a well-placed platform to capitalize on the rollout of 5G across the country, as the towers are largely connected by fiber backhaul. Jio is an anchor tenant of the business under a 30-year Master Services Agreement, providing a secure, long-term source of revenue and incremental business plan tower build-out to drive growth that is expected to bring the portfolio to 175,000 towers in the near term.

“We are pleased to have closed this transaction, which was one of our top priorities for 2020,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The acquisition of this large-scale, high-quality telecom tower business significantly expands and diversifies our Data Infrastructure segment and competitively positions us in India’s growing data industry.”

“We are confident in the long-term prospects for data sector growth in India,” said Anuj Ranjan, Managing Partner and Head of India and the Middle East for Brookfield. “We are looking forward to continuing to work alongside Reliance, which has established itself as a leading telecom and technology company in India. The recent investments by leading global technology companies and private equity investors in Jio is further testimony to the platform Reliance has built and their strength as our anchor tenant.”

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $550 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Tel: (416) 956-5183 Email: kate.white@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expected”, “intends”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the future performance of the business including its potential for growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, including the products and services provided by the business that is the subject of this news release the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown and the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.